January 19, 2006

VIA EDGAR

Abby Adams

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:          Cruzan International, Inc. (the “Company”)

“Tandy Letter” Relating to Comments Received in Connection with:

Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”)

Filed December 1, 2005

File No. 001-13453

Schedule 13E-3 Transaction Statement (the “Transaction Statement”) filed by the Company, The Absolut Spirits Company, Inc., V&S Vin Sprit AB (publ) and Cruzan Acquisition, Inc. (together, the “Filing Persons”)

Filed on December 1, 2005

File No. 005-49393

Dear Ms. Adams:

This Statement (this “Statement”) is made as of January 19, 2006 by the Filing Persons in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement and any further amendments thereto (the “Amended Proxy Statement”) and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 and any further amendments thereto  (the “Amended Schedule 13E-3”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2006.

In connection with the filing of the Amended Proxy Statement and the Amended Schedule 13E-3 and in response to the request by the Staff of the Commission in its comment letter to the Company dated January 5, 2006, through execution of this Statement, the Filing Persons hereby acknowledge the following: (i) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the Amended Proxy Statement and Amended Schedule 13E-3; (ii) Staff comments or changes to disclosure in response to Staff comments in the Amended Proxy Statement and Amended Schedule 13E-3 reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amended Proxy Statement and Amended Schedule 13E-3; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cruzan International, Inc.			V&S Vin Sprit AB (publ)

By:	/s/	Jay S. Maltby	By:	/s/	Bengt Baron
		Jay S. Maltby			Bengt Baron
		Chief Executive Officer			President and Chief Executive Officer

The Absolut Spirits Company, Inc.			Cruzan Acquisition, Inc.

By:	/s/	Michael Misiorski	By:	/s/	Michael Misiorski
		Michael Misiorski			Michael Misiorski
		Chief Financial Officer			President